Exhibit 99.15

KPMG LLP

Bay Adelaide Centre

333 Bay Street, Suite 4600

Toronto, ON M5H 2S5

Canada

Consent of Independent Registered Public Accounting Firm

To Sprott Asset Management LP, Manager of Sprott Physical Copper Trust

We, KPMG LLP, consent to the use of our report dated March 20, 2025 on the financial statements of Sprott Physical Copper Trust (the “Entity”), which comprise the statement of financial position as at December 31, 2024, the statements of comprehensive income (loss), changes in equity and cash flows for the period from April 12, 2024 (inception) to December 31, 2024, and notes to the financial statements, including a summary of material accounting policies, which are incorporated by reference in the Registration Statement on Form 40-F of the Entity dated February 20, 2026.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 20, 2026

Toronto, Canada

© 2026 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.